

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 24, 2017

Beth Jantzen
Chief Financial Officer
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, NY 11790

> **Re:** **Applied DNA Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2017**
> **File No. 333-218158**

Dear Ms. Jantzen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Merrill M. Kraines
        Pepper Hamilton LLP